Filed by CBRE Acquisition Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: CBRE Acquisition Holdings, Inc.

Commission File No. 001-39798

CBRE Acquisition Holdings, Inc. and Altus Power, Inc. Announce Filing of Definitive Proxy Statement/Prospectus and the December 6, 2021 Special Meeting to Approve Business Combination

DALLAS, TX and STAMFORD, CT (November 8, 2021) – CBRE Acquisition Holdings, Inc. (NYSE: CBAH) (“CBAH”), a publicly-traded special purpose acquisition company, announced today that CBAH’s definitive proxy statement/prospectus (“Proxy Statement/Prospectus”) relating to the previously announced business combination with Altus Power, Inc. (“Altus Power”), a market-leading clean electrification company, was filed with the U.S. Securities and Exchange Commission on November 5, 2021.

CBAH has commenced mailing of the Proxy Statement/Prospectus - which contains a proxy card relating to the special meeting of the CBAH stockholders (the “Special Meeting”) - to CBAH stockholders of record as of the close of business on October 27, 2021.

The Special Meeting to approve the pending business combination is scheduled to be held on December 6, 2021 at 10:00 a.m. Eastern Time. The Special Meeting will be conducted completely virtually, and can be accessed via live webcast at https://www.cstproxy.com/cbreacquisitionholdings/2021. If the proposals at the Special Meeting are approved, the parties anticipate that the business combination will close shortly thereafter, subject to the satisfaction or waiver, as applicable, of all other closing conditions.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, CBAH requests that each stockholder complete, sign, date and return a proxy card (online or by mail) as soon as possible so that it is received no later than 10:00 a.m. Eastern Time on December 6, 2021, to ensure that the stockholder’s shares will be represented at the Special Meeting. Stockholders which hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or other nominee to ensure that their shares are voted.

If any individual CBAH stockholder who held shares as of the October 27, 2021 record date for voting does not receive the Proxy Statement/Prospectus within the next few days, such stockholder should (i) confirm his or her Proxy Statement/Prospectus’s status with his or her broker, bank or other nominee, (ii) contact Morrow Sodali LLC, CBAH’s proxy solicitor, for assistance via e-mail at CBAH.info@investor.morrowsodali.com or toll-free call at (800) 662-5200 and brokers, bank and other nominees can place a collect call to Morrow Sodali at (203) 658-9400, or (iii) contact CBAH by mail at CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

CBAH expects to provide stockholders with additional information on how stockholders may vote their shares held in “street name” on its website in the coming days, and CBAH expects to publish a subsequent press release once the website is live.

Important Information About the Business Combination and Where to Find It

CBAH has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a proxy statement/prospectus in connection with the proposed business combination between Altus Power and CBAH (the “business combination”) and the other transactions contemplated by the business combination agreement entered into by Altus Power and CBAH. CBAH will mail a definitive proxy statement/prospectus and other relevant documents to its stockholders. CBAH’s stockholders and other interested persons are advised to read the definitive proxy statement/prospectus in connection with CBAH’s solicitation of proxies for its stockholders’ Special Meeting to be held to approve the business combination because the proxy statement/prospectus contains important information about CBAH, Altus Power and the business combination. The definitive proxy statement/prospectus will be mailed to stockholders of CBAH as of October 27, 2021, the record date for the Special Meeting. Stockholders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus, without charge at the SEC’s website at www.sec.gov or by directing a request to CBRE Acquisition Holdings, Inc., 2100 McKinney Avenue, Suite 1250, Dallas, TX 75201.

Participants in the Solicitation

CBAH, Altus Power and certain of their respective directors and officers may be deemed participants in the solicitation of proxies of CBAH’s stockholders with respect to the approval of the business combination. CBAH and Altus Power urge investors, stockholders and other interested persons to read the Registration Statement, including the preliminary proxy statement/prospectus and amendments thereto and the definitive proxy statement/prospectus and exhibits thereto, as well as other documents filed with the SEC in connection with the business combination, as these materials will contain important information about Altus Power, CBAH and the business combination. Information regarding CBAH’s directors and officers and a description of their interests in CBAH is contained in the Registration Statement.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “could”, “continue”, “expect”, “estimate”, “may”, “plan”, “outlook”, “future” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements, which involve risks and uncertainties, relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable and may also relate to CBAH’s and Altus Power’s future prospects, developments and business strategies. In particular, such forward-looking statements include statements concerning the timing of the business combination, the business plans, objectives, expectations and intentions of CBAH once the business combination and the other transactions contemplated thereby (the “Transactions”) and change of name are complete (“New Altus”), and New Altus’s estimated and future results of operations, business strategies, competitive position, industry environment and potential growth opportunities. These statements are based on CBAH’s or Altus Power’s management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside CBAH’s or Altus Power’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the business combination agreement; (2) the inability to complete the Transactions due to the failure to obtain approval of the stockholders of CBAH or Altus Power or other conditions to closing in the business combination agreement; (3) the ability of New Altus to meet NYSE’s listing standards (or the standards of any other securities exchange on which securities of the public entity are listed) following the business combination; (4) the inability to complete the private placement of common stock of CBAH to certain institutional accredited investors; (5) the risk that the announcement and consummation of the Transactions disrupts Altus Power’s current plans and operations; (6) the ability to recognize the anticipated benefits of the Transactions, which may be affected by, among other things, competition, the ability of New Altus to grow and manage growth profitably, maintain relationships with customers, business partners, suppliers and agents and retain its management and key employees; (7) costs related to the Transactions; (8) changes in applicable laws or regulations and delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals required to complete the Transactions; (9) the possibility that Altus Power and New Altus may be adversely affected by other economic, business, regulatory and/or competitive factors; (10) the impact of COVID-19 on Altus Power’s and New Altus’s business and/or the ability of the parties to complete the Transactions; (11) the outcome of any legal proceedings that may be instituted against CBAH, Altus Power, New Altus or any of their respective directors or officers, following the announcement of the Transactions; and (12) the failure to realize anticipated pro forma results and underlying assumptions, including with respect to estimated stockholder redemptions and purchase price and other adjustments.

Additional factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in CBAH’s most recent annual report on Form 10-K, subsequently filed quarterly reports on Form 10-Q and current reports on Form 8-K, which are available, free of charge, at the SEC’s website at www.sec.gov, and are provided in the Registration Statement and CBAH’s proxy statement/prospectus. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect us. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, and CBAH and Altus Power undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, changes in expectations, future events or otherwise.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in CBAH and is not intended to form the basis of an investment decision in CBAH. All subsequent written and oral forward-looking statements concerning CBAH and Altus Power, the Transactions or other matters and attributable to CBAH and Altus Power or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

No Offer or Solicitation

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

About CBRE Acquisition Holdings, Inc.

CBRE Acquisition Holdings, Inc. (“CBAH”) is a blank-check company formed solely for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. CBAH is sponsored by CBRE Acquisition Sponsor, LLC, which is a subsidiary of CBRE Group, Inc.

About Altus Power

Altus Power, based in Stamford, Connecticut, is creating a clean electrification ecosystem, serving its commercial, public sector and community solar customers with locally-sited solar generation, energy storage, and EV-charging stations across the U.S. Since its founding in 2009, Altus Power has developed or acquired over 350 megawatts from Vermont to Hawaii. Visit altuspower.com to learn more.

Contacts:

CBRE Acquisition Holdings Contacts

Cash Smith

CBRE Acquisition Holdings, Inc.

Cash.Smith@cbre.com

Steven Iaco

CBRE Corporate Communications

Steven.Iaco@cbre.com

Altus Power Contacts

For Media:

Cory Ziskind

ICR, Inc.

AltusPowerPR@icrinc.com

For Investors:

Caldwell Bailey

ICR, Inc.

AltusPowerIR@icrinc.com